ADITYA BIRLA GROUP

SUPPL
82-3322

By Air Mail

September 16, 2004

04046236

Securities & Exchar
Division of Corporate
450, Fifth Street,
Washington DC 2045b
U S A

Dear Sir,

Re: <u>Change in Address of Corporate Finance Division</u>

This is to inform you that the Corporate Finance Division of our Company will be shifting from Sakhar Bhavan, Nariman Point, Mumbai to our Aditya Birla Centre, Worli, Mumbai on September 20, 2004.

The New Address is as under:

GRASIM INDUSTRIES LIMITED
Corporate Finance Division
Aditya Birla Centre
'A' Wing, 2nd Floor
S.K. Ahire Marg, Worli, Mumbai 400 025

Tel: 56525000/ 24995000 :: Fax: 56525114/ 24995114
Email: grasimcfd@adityabirla.com

We are also giving below the Direct Telephone No. and Email ID of Shri Ashok Malu, Company Secretary and Compliance Officer.

Direct Telephone No.	Email ID
56525388 / 24995388	ashokmalu@adityabirla.com

We request you to please take note of the aforesaid new Telephone & Fax Nos. and the Office Address and henceforth send all correspondences/communications at the new address.

dlw 11/23

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM
ADITYA BIRLA GROUP

11th October, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

By Air Mail

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 28th October, 2004 interalia to take on record the unaudited financial results (provisional) for the quarter / half year ended 30th September, 2004.

This is for your information.

Thanking you,
Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114 / 2499 5114 Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)